SUBSCRIPTION AGREEMENT FOR SERIES CF-1 PREFERRED SHARES OF RECOMPOSE, PBC

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PORTAL"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH PURCHASER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY PURCHASER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

This investment agreement (this "**Agreement**") is made and entered into as of the date indicated below (the "**Effective Date**") by and between Recompose, PBC, a Delaware Public Benefit Corporation (the "**Company**"), and You, the undersigned investor ("**Purchaser**").

1. Subscription. Purchaser hereby subscribes for and agrees to purchase shares of Series CF-1 Preferred Stock (the "**Preferred Stock**" or "**Shares**") of the Company at $4.7066 per share subject

to the terms and conditions set forth in this Agreement. The Purchaser agrees to purchase the number of Shares indicated by Purchaser's submission to the website maintained by Wefunder (the "**Portal**"). This Agreement is made pursuant to, and is subject to, the terms and conditions of the exemption from registration of securities offered pursuant to Regulation CF under the Securities Act of 1933. The rights of the Shares are as set forth in the Fifth Amended and Restated Certificate of Incorporation ("**Restated Certificate**" attached as Exhibit A) of the Company included as part of the Offering Materials (defined below). Purchaser understands that the Shares are being offered pursuant to offering materials filed with the SEC as part of the Regulation CF offering submission ("**Offering Materials**") and available on the Portal. If there are any inconsistencies, the provisions of this Agreement supplement and supersede the terms of the Offering Materials. This Agreement is irrevocable and unconditional and continues notwithstanding the death, incapacity, dissolution or bankruptcy of, or any other event or proceeding affecting Purchaser.

In order to purchase Preferred Stock, Purchaser must:

a. Complete this Agreement and all Transaction Agreements. To invest in the Shares, please follow the instructions on the Portal. Purchaser agrees that Purchaser's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Purchaser's signature, acceptance and agreement of the terms of this Agreement and to the terms of: 1) the Stockholder Agreement of the Company dated as of April 30, 2019 (attached hereto as Exhibit B, the "**Stockholder Agreement**") and as further amended from time to time; and 2) the Adoption Agreement ("**Adoption Agreement**") (attached hereto as Exhibit C), providing that Purchaser becomes a "Holder" as such term is defined in the Stockholder Agreement, as a condition to the Company's acceptance of this Subscription (this Agreement, the Stockholder Agreement and the Adoption Agreement are collectively referred to as the "**Transaction Agreements**").

b. Provide payment for the full purchase price for the Shares. To invest in the Shares, please follow the instructions on the Portal.

2. Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Purchaser a smaller number of shares of Preferred Stock than Purchaser subscribes to purchase or may choose not to sell any shares of Preferred Stock to Purchaser. If the Company accepts Purchaser's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Purchaser to purchase shares of the Preferred Stock as described in this Agreement and a copy of this Agreement will be executed by the Company and returned to Purchaser. If the Company rejects Purchaser's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3. Closing; Termination of the Offering; Other Offerings. The initial purchase and sale of the Shares in this offering shall take place on the Portal (which time and place are designated as the "**Initial Closing**"). If there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified. The undersigned understands that the Company may terminate the offering at any time. The undersigned further understands that during and following termination of the offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an Purchaser than the terms of this Offering.

4. Purchaser Suitability Requirements. No investment limits are imposed on Purchasers who are accredited investors as that term is defined in 17 CFR §230.501. If Purchaser is not accredited then 1) if Purchaser's annual income or net worth is less than $124,000, Purchaser's subscription amount cannot exceed 5 percent of the greater of Purchaser's annual income or net worth; or 2) if Purchaser's annual income or net worth is greater than $124,000, cannot exceed the greater of 10 percent of the Purchaser's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of the Purchaser's primary residence may not be included.

By signing this Agreement, Purchaser represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Purchaser's subscription amount indicated below.

5. Use of Proceeds. In accordance with the directions of the Company's Board of Directors, as it shall be constituted in accordance with the Stockholder Agreement, the Company will use the proceeds from the sale of the Shares for product development and other general corporate purposes.

6. Voting. The holders of the Shares have voting rights as described in the Restated Articles and bylaws of the Company, as required by law and in accordance with the Stockholder Agreement.

7. Dividends. Holders of Series CF-1 Preferred Stock may receive dividends as, if and when declared by the Company's board of directors (the "Board") and at such rates as is determined by the Board. Such dividends shall be non-cumulative and paid only out of funds that are legally available therefor. So long as any shares of Series A-1, A-2 and A-3 Preferred Stock are outstanding, the Company shall not pay or declare a dividend, whether in cash or property, or make any other distribution on the Series CF-1 Preferred Stock unless all guaranteed cumulative dividends on Series A-1, A-2 and A-3 Preferred Stock have been paid. So long as any shares of Series CF-1 Preferred Stock are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock unless the same dividend has been declared and paid on the Series CF-1 Preferred Stock. Notwithstanding anything in this Agreement to the contrary, no dividends or other distributions shall be paid to any shareholders of the Company if the payment of such dividend or distribution would violate the law.

8. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents, warrants and covenants to the Company as follows:

(a) Power & Authority. Purchaser has full power and authority to execute, deliver and perform this Subscription and to consummate the transactions contemplated hereby. This Subscription has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy laws, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforcement is sought in equity or at law).

(b) No Conflicts. Purchaser's execution and delivery of this Subscription and the performance of Purchaser's obligations hereunder do not and will not (i) conflict with, violate or

result in any default under any mortgage, indenture, agreement, instrument or other contract to which Purchaser is a party or by which Purchaser or Purchaser's property is bound, (ii) violate any judgment, order, decree, law, statute, regulation or other judicial or governmental restriction to which Purchaser is subject or (iii) require the authorization, consent or prior approval of any person or governmental authority.

(c) No Registration. Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser's representations as expressed herein or otherwise made pursuant hereto.

(d) Investment Intent. Purchaser is acquiring the Shares as an investment for Purchaser's own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Shares, nor does Purchaser have any contract, undertaking, agreement or arrangement for the same. If Purchaser is not a natural person, Purchaser was not organized for the specific purpose of acquiring the Shares.

(e) Investment Experience. Purchaser is capable of evaluating the merits and risks of an investment in the Company and protecting Purchaser's own interests.

(f) Speculative Nature of Investment. Purchaser understands and acknowledges that investment in the Shares is highly speculative and involves substantial risks. Purchaser can bear the economic risk of this investment and is able, without impairing Purchaser's financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of this investment.

(g) Knowledge of the Company; Access to Information. Purchaser is familiar with the business and operations of the Company and has been provided with sufficient information, through the Offering Materials, with respect to the business and operations of the Company and has carefully reviewed the same Purchaser has received the Offering Materials and all other information considered necessary or appropriate for deciding whether to acquire the Shares. Purchaser understands that any such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects but were not necessarily a thorough or exhaustive description. Purchaser acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results.

(h) Restrictions on Resales. Purchaser acknowledges that the Shares are restricted securities. Sales (including all forms of transfers) of restricted securities must comply with SEC rules and regulations, including the requirement that such securities be registered or that a sale is exempt from registration.

(i) Restrictions under the Stockholder Agreement. In addition to the restrictions imposed by applicable state and federal securities laws, the Shares will be subject to transfer restrictions contained in the Stockholder Agreement as amended from time to time and any other governing documents of the Company or any successor entity. Purchaser acknowledges receipt, review and understanding of the Stockholder Agreement.

(j) No Public Market. Purchaser understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

(k) Legal Counsel. Purchaser has had the opportunity to review this Subscription, the Amended Certificate, the Stockholder Agreement, and the Offering Materials of the Company delivered in connection with its sale of the Shares with Purchaser's own legal counsel. Purchaser is not relying on any statements or representations of the Company or its agents for legal advice with respect to this Subscription or the transactions contemplated by this Subscription.

(l) Tax Advisors. Purchaser has had the opportunity to review with Purchaser's own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this Subscription and the transactions contemplated by this Subscription. With respect to such matters, Purchaser relies solely on any such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Purchaser understands that Purchaser (and not the Company) will be responsible for Purchaser's own tax liability that may arise as a result of this investment and the transactions contemplated by this Subscription.

(m) Transfer Restrictions. Purchaser acknowledges that the certificates evidencing the Shares, and any substitutions or replacements thereof, shall bear legends in substantially the following form:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."
>
> "THESE SECURITIES ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY AND RESALE AS SET FORTH IN THE SUBSCRIPTION AGREEMENT COVERING THESE SECURITIES, THE ISSUER'S STOCKHOLDER AGREEMENT, AS AMENDED

FROM TIME TO TIME, AND ANY OTHER GOVERNING DOCUMENTS OF THE ISSUER OF THESE SECURITIES AND ANY SUCCESSOR ENTITY. A COPY OF ANY SUCH DOCUMENT IS ON FILE WITH THE ISSUER AND IS AVAILABLE UPON REQUEST."

(n) Accurate Information Provided by Purchaser. All information which Purchaser has furnished and is furnishing to the Company, including, without limitation, the representation as to Purchaser's suitability to invest in this offering and all other representations contained in this Agreement, are true, correct and complete as of the date of this Agreement, and if there should be any material change in such information prior to Purchaser's receipt of the Shares, Purchaser will immediately furnish such revised or corrected information to the Company. Purchaser is executing and delivering this Subscription with full awareness of its implications and in recognition of the fact that the Company is relying on Purchaser's representations and warranties contained herein in selling the Shares to Purchaser, and that the Company and other investors may be damaged if such representations and warranties are false, incorrect or incomplete.

(o) Market Stand-off. If requested by the Company or an underwriter of the Shares or shares of common stock (or other securities) of the Company (or its successor), Purchaser shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of such securities of the Company held by Purchaser (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of the registration statement for the Company's initial public offering filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2241, or any successor provisions or amendments thereto). The obligations described in this section shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each certificate with a legend with respect to the shares of common stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. Purchaser agrees to execute a market stand-off agreement with the relevant underwriters in customary form consistent with the provisions of this section.

9. **Purchaser Acknowledgements of Risks Associated with Subscription.** This Subscription involves a high degree of risk, including the possible loss of Purchaser's entire investment in the Shares. Some of the risks include, without limitation, those set forth in the PPM, which Purchaser has read and understands.

10. **Indemnification.** Purchaser agrees to indemnify and hold harmless the Company and its officers, members of its board of directors and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or

warranty made by Purchaser, or breach or failure by Purchaser to comply with any covenant or agreement made by Purchaser in this Subscription, the Stockholder Agreement or any other document furnished by Purchaser to the Company in connection with this Subscription.

11. **Arbitration.** Purchaser agrees that any controversy between or among Purchaser and the Company arising out of this Subscription, shall be submitted to arbitration in Seattle, Washington before the American Arbitration Association in accordance with its rules. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. In the event Purchaser does not make such election within five (5) business days of such demand or notice, Purchaser authorizes the Company to do so on behalf of Purchaser as Purchaser's attorney-in-fact. Purchaser acknowledges that such arbitration shall be final and binding on the parties hereto and that **Purchaser is waiving the right to seek remedies in court, including the right to a jury trial**. Purchaser also acknowledges that pre-arbitration discovery is generally more limited than and different from court proceedings, that the arbitrators' award is not required to include factual findings or legal reasoning and that any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited. The prevailing party in such arbitration shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any rights of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

12. **No Revocation.** This Agreement may not be canceled, terminated or revoked by Purchaser and the representations, warranties and covenants made by Purchaser in this Subscription shall survive indefinitely. This Subscription is not transferable or assignable by Purchaser; *provided,* that this Subscription shall survive the death or disability of Purchaser and shall be binding upon Purchaser's heirs, executors, administrators, successors and permitted assigns.

13. **Governing Law.** This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, exclusive of its conflict of law rules.

14. **Jurisdiction and Venue.** Purchaser irrevocably consents to the exclusive jurisdiction and venue of any court within King County, Washington, in connection with any matter based upon or arising out of this Subscription or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons.

15. **Additional Information.** Within five (5) business days after receipt of a written request from the Company, Purchaser agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws, regulations and ordinances to which the Company is subject.

16. **Entire Agreement.** This Subscription constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by the parties hereto. Each provision of this Subscription is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Recompose, PBC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

INVESTOR:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

Fifth Amended and Restated Articles

FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF RECOMPOSE, PBC
A PUBLIC BENEFIT CORPORATION

Recompose, PBC, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

1. The name of the Corporation is Recompose, PBC. The Corporation was originally incorporated under the name "RecomposeMe, PBC". The Corporation's original Certificate of incorporation was filed with the Secretary of State of the State of Delaware on May 10, 2017.
2. This Fifth Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.
3. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Recompose, PBC has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by Katrina Spade, a duly authorized officer of the Corporation, on February 17, 2023.

Katrina Spade

Katrina Spade, President

02/17/2023

Date

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:07 AM 02/17/2023
FILED 10:07 AM 02/17/2023
SR 20230564140 - File Number 6406989

EXHIBIT A

ARTICLE I

The name of the Corporation is Recompose, PBC (the "Corporation").

ARTICLE II

The Corporation shall be a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law. The Corporation is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. The Corporation shall be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Corporation's conduct, and the public benefit or public benefits identified herein.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The specific public benefit to be promoted by the Corporation is to provide environmentally sustainable and transparent services in the field of death care.

ARTICLE IV

The address of the Corporation's registered office in the State of Delaware is 3500 S. DuPont Highway, City of Dover, County of Kent, 19901, and the name of the registered agent at such address is GKL Registered Agents of DE, Inc.

ARTICLE V

The total number of shares of stock that the Corporation shall have authority to issue is thirty-two million five hundred thousand (32,500,000), consisting of twenty million (20,000,000) shares of Common Stock, $0.0001 par value per share (the "Common Stock"), and twelve million five hundred thousand (12,500,000) shares of Preferred Stock, $0.0001 par value per share. The first Series of Preferred Stock shall be designated as "Series A-1 Preferred Stock" and shall consist of six hundred ninety-nine thousand nine hundred thirty (699,930) shares (the "Series A-1 Preferred Stock"). The second Series of Preferred Stock shall be designated as "Series A-2 Preferred Stock" and shall consist of four million five hundred three thousand eight hundred seventy-two (4,503,872) shares (the "Series A-2 Preferred Stock"). The third Series of Preferred Stock shall be designated as "Series A-3 Preferred Stock" and shall consist of (3,187,002) (the "Series A-3 Preferred Stock"). The fourth Series of Preferred Stock shall be designated as "Series CF-1 Preferred Stock" and shall consist of one million sixty two thousand three hundred thirty seven (1,062,337) shares (the Series CF-1 Preferred Stock"). The remaining three million forty six thousand eight hundred fifty nine (3,046,859) shares shall be undesignated preferred stock. The undesignated preferred stock together with the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, and the Series CF-1 Preferred

Stock shall collectively be referred to as the "Preferred Stock".

ARTICLE VI

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. **Definitions.** For purposes of this ARTICLE VI, the following definitions shall apply:

   a. "**Conversion Price**" shall mean $1.00 per share for the Series A-1 Preferred Stock and $1.5124 per share for the Series A-2 Preferred Stock, $4.7066 for the Series A-3 Preferred Stock, and $4.7066 per share for the Series CF-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

   b. "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

   c. "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than:\

      i. repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase,
      ii. repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right,
      iii. repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and
      iv. any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

   d. "**Dividend Rate**" shall mean an annual rate of six percent (6%) per share based on Original Issue Price for all shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock. No Dividend Rate shall apply to the Series CF-1 Preferred Stock.

   e. "**Liquidation Preference**" shall mean $1.00 per share for the Series A-1 Preferred Stock, $1.5124 per share for the Series A-2 Preferred Stock, $4.7066 for the Series A-3 Preferred Stock, and $4.7066 per share for the Series CF-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

   f. "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

g. "**Original Issue Price**" shall mean $1.00 per share for the Series A-1 Preferred Stock, $1.5124 per share for the Series A-2 Preferred Stock, $4.7066 for the Series A-3 Preferred Stock, and $4.7066 per share for the Series CF-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

h. "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

a. ***Preferred Stock.*** Dividends on shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock shall accrue and be paid differently than dividends on shares of Series CF-1 Preferred Stock. Dividends on shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock shall accrue on a cumulative basis at the Dividend Rate beginning as of the date that such share is issued. The Corporation shall have no obligation to pay any dividends, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in this Fourth Amended and Restated Certificate of Incorporation. Payment of any dividends to the holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock shall be on a *pro rata, pari passu* basis in proportion to dividends accrued for each series of Preferred Stock. Dividends on shares of Series CF-1 Preferred Stock are not cumulative and shall only be paid if and when declared by the Corporation. No Distribution shall be made with respect to the Common Stock or Series CF-1 Preferred Stock until all declared and accrued but unpaid dividends on the Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock have been paid or set aside for payment to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock stockholders.

b. ***Additional Dividends.*** The Corporation shall not declare, set aside or pay any dividends on any share of Common Stock (other than dividends on Common Stock payable solely in Common Stock) unless a dividend (including the amount of any dividends paid pursuant to the above provisions of this Section 2) is declared, set aside or paid with respect to all outstanding shares of Preferred Stock in an amount for each such share of Preferred Stock at least equal to the greater of (i) the amount of the cumulative dividends then accrued, if any, on such share of Preferred Stock and (ii) the aggregate amount of the dividends for all shares of Common Stock into which each such share of Preferred Stock could then be converted, calculated on the record date for determination of holders entitled to receive such dividend.

c. ***Non-Cash Distributions.*** Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

d. ***Waiver of Dividends.*** Any dividend preference and any cumulative dividend of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. **Liquidation Rights.**

a. *Liquidation Preference.* In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared or accrued but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

b. *Remaining Assets.* After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

c. *Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.* Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

d. *Reorganization.* For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is

a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

c. *Valuation of Non-Cash Consideration.* If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

i. if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

ii. if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

a. ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

b. **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale of the Corporation's Common Stock, provided that the aggregate gross proceeds to the Corporation are not less

than $35,000,000 (before deduction of underwriters commissions and expenses), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "Automatic Conversion Event").

c. **Mechanics of Conversion.** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion

into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditions upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

d. **Adjustments to Conversion Price for Diluting Issues.**

i. Special Definition. For purposes of this paragraph 4(d), "Additional Shares of Common" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Fourth Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances shares of:

1. Common Stock upon the conversion of the Preferred Stock;
2. shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants,
3. restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements;
4. shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;
5. shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof; shares of Common Stock issued or issuable in a registered public offering under the Securities Act;
6. shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;
7. shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;
8. shares of Common Stock issued or issuable in connection with any

settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

9. shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;
10. shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; and
11. shares of Common Stock that are otherwise excluded from the definition of "Additional Shares of Common" by consent of the holders of a majority in interest of the Preferred Stock.

ii. **No Adjustment of Conversion Price.** No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

iii. **Deemed Issue of Additional Shares of Common**. In the event the Corporation at any time or from time to time after the date of the filing of this Fourth Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

1. no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;
2. if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or

exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

3. no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;
4. upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

    a. in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and
    b. in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

5. if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

iv. ***Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.*** In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

v. Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

1. Cash and Property. Such consideration shall:

    a. insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

b. insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and
c. in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

2. Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing

a. the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by
b. the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

e. ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

f. ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be

subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

g. ***Adjustments for Reclassification, Exchange and Substitution***. Subject to Section 3 ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

h. ***Certificate as to Adjustments.*** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

i. ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series of Preferred Stock either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

j. ***Notices of Record Date.*** In the event that this Corporation shall propose at any time:

i. to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;
ii. to affect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or
iii. to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (i) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

k. ***Reservation of Stock Issuable Upon Conversion.*** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

a. ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

b. ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

c. ***Preferred Stock.*** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of

Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

d. ***Adjustment in Authorized Common Stock.*** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the capital stock of the Corporation.

e. ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. **Amendments and Changes.** As long as at least fifty percent of the shares of Preferred Stock originally issued remain issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent of the outstanding shares of the Preferred Stock:

a. amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

b. increase or decrease the authorized number of shares of Preferred Stock or any series thereof;

c. authorize or create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to the Preferred Stock;

d. approve any merger, sale of assets or other corporate reorganization or acquisition of the Corporation;

e. approve the purchase, redemption or other acquisition of any Common Stock, other than repurchases pursuant to stock restriction agreements approved by the Board of Directors upon termination of a consultant, director or employee;

f. declare or pay any dividend or distribution with respect to the Common Stock; or

g. the liquidation or dissolution of the Corporation.

7. **Reissuance of Preferred Stock.** In the event that any shares of Preferred Stock shall be converted pursuant to Section 4, redeemed, or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be

issuable by this Corporation.

8. **Notices.** Any notice required by the provisions of this ARTICLE VI to be given to the holders of Preferred Stock, (i) if provided by regular United State mail, shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation, and (ii) if provided by electronic mail, shall be deemed given if sent on an available electronic mail service addressed to each holder of record at such holder's email address appearing on the books of the Corporation, on the date sent if sent before 5:00 p.m. on that day.

ARTICLE VII

The Corporation is to have perpetual existence.

ARTICLE VIII

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE IX

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the bylaws of the Corporation.

ARTICLE X

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

ARTICLE XI

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans,

against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE XI, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE XI, shall eliminate or reduce the effect of this ARTICLE XI, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE XI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XIII

To the extent permitted by law, the Corporation renounces any expectancy that a Covered Person (as defined herein) offer the Corporation an opportunity to participate in a Specified Opportunity (as defined herein) and waives any claim that the Specified Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to the Corporation; provided, however, that the Covered Person acts in good faith. A "Covered Person" is any member of the Board of Directors of the Corporation (who is not an employee of the Corporation or any of its subsidiaries) who is a partner, member or employee of a Fund (as defined herein). A "Specified Opportunity" is any transaction or other matter that is presented to the Covered Person in his or her capacity as a partner, member or employee of a Fund (and other than in connection with his or her service as a member of the Board of Directors of the Corporation) that may be an opportunity of interest for both the Corporation and the Fund. A "Fund" is an entity that is a holder of Preferred Stock and that is primarily in the business of investing in other entities, or an entity that manages such an entity.

Exhibit B

Recompose, PBC Stockholder Agreement

RECOMPOSE, PBC

STOCKHOLDER AGREEMENT

April 30, 2019

TABLE OF CONTENTS

RECOMPOSE, PBC

STOCKHOLDER AGREEMENT

This Stockholder Agreement (this "***Agreement***") is made as of April 30, 2019 by and among Recompose, PBC, a Delaware public benefit corporation (the "***Company***"), and the persons listed on Schedule I attached hereto, as updated from time to time (each a "***Holder***," and collectively the "***Holders***").

SECTION 1

SHARES AND HOLDERS SUBJECT TO AGREEMENT

1.1 Shares. During the term of this Agreement, each of the Holders agrees to vote all shares of the Company's capital stock held by them, whether beneficially or otherwise (collectively, the "***Shares***") in accordance with the provisions of this Agreement. In the event that subsequent to the date of this Agreement any shares or other securities (other than pursuant to a Change of Control Transaction) are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

1.2 Holders. The Company agrees to use commercially reasonable efforts to have any person acquiring Shares after the date of this Agreement execute (together with such person's spouse, if applicable) an Adoption Agreement in the form attached hereto as Exhibit A.

1.3 Certain Definitions.

(a) "***Board of Directors***" means the Board of Directors of the Company.

(b) "***Change of Control Transaction***" means either: (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity; or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

(c) "***Common Stock***" means the common stock of the Company.

(d) "***Convertible Securities***" means all then outstanding options, warrants, rights, convertible notes, preferred stock or other securities of the Company directly or indirectly convertible into or exercisable for shares of capital stock, of any class or series.

(e) Shares "***held***" by a Holder shall mean any Shares directly or indirectly owned (of record or beneficially) by such Holder or as to which such Holder has voting power.

(f) "***Initial Public Offering***" means a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of

Common Stock in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $35,000,000.

(g) "***Preferred Stock***" means the preferred stock of the Company.

(h) "***Seller***" means any Holder proposing to Transfer Shares of Common Stock.

(i) "***Transfer***," "***Transferring***," "***Transferred***," and words of similar import, whether capitalized or not, mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, *except* the following (each, a "***Permitted Transfer***"):

(i) A transfer by a Holder of ten percent (10%) or less of the Shares held by such Holder (calculated as of the date of this Agreement and as may be adjusted from time to time for stock splits, dividends, combinations, subdivisions, recapitalizations and the like);

(ii) Any transfers of Shares by a Holder to the Holder's spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of the Member, or to a trust or trusts for the exclusive benefit of the Holder or those members of the Holder's family specified in the preceding clause or transfers of Shares by a Member by devise or descent; *provided* that, in all cases, the transferee or other recipient executes a joinder to this Agreement and becomes bound hereby; and

(iii) Any repurchase of Shares by the Company pursuant to agreements under which the Company has the option to repurchase such Shares upon the occurrence of certain events, such as termination of employment, in connection with exercise by the Company of any rights of first refusal.

(j) "***Vote***" shall mean any exercise of voting rights with respect to any of the Shares, whether at an annual or special meeting or by written consent or in any other manner permitted by applicable law.

SECTION 2

PREEMPTIVE RIGHTS

2.1 Right of First Refusal to Holders. The Company hereby grants to each Holder the right of first refusal to purchase its *pro rata* share of New Securities (as defined in Section 2.2) which the Company may, from time to time, propose to sell and issue after the date of this Agreement (the "***Preemptive Right***"). A Holder's *pro rata* share, for purposes of this Preemptive Right, is equal to the ratio of (a) the number of Shares owned by such Holder immediately prior to the issuance of New Securities (assuming full conversion of all outstanding convertible securities, rights, options and warrants held by said Holder) to (b) the total number of equity securities outstanding immediately prior to the issuance of New Securities (assuming full conversion or exercise of all outstanding Convertible Securities).

2.2 New Securities. "***New Securities***" shall mean any equity securities of the Company whether now authorized or not, and Convertible Securities; *provided* that the term "***New Securities***" does not include:

(a) securities issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to equity grants, option plans, purchase plans, agreements, or other employee equity incentive programs or arrangements of the Company;

(b) securities offered pursuant to an Initial Public Offering, pursuant to a registration statement filed under the Securities Act;

(c) securities issued or issuable pursuant to the acquisition of another company by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement of the Company;

(d) securities issued or issuable to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or debt financing transaction of the Company;

(e) securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships;

(f) securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions;

(g) securities of the Company which are otherwise excluded by the affirmative vote or consent of the holders of a majority of the Common Stock and the majority of the Preferred Stock (voting as separate classes) then outstanding; and

(h) any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (a) through (g) above.

2.3 Notice. In the event the Company proposes to undertake an issuance of New Securities, it shall give each Holder written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Holder shall have ten (10) days after any such notice is mailed or delivered to agree to purchase such Holder's *pro rata* share of such New Securities and to indicate whether such Holder desires to exercise its over-allotment option for the price and upon the terms specified in the notice by giving written notice to the Company, and stating therein the quantity of New Securities to be purchased.

2.4 Non-Exercise of Preemptive Rights. In the event the Holders fail to exercise fully the Preemptive Right and over-allotment rights, if any, within said ten (10) day period (the "***Election Period***"), the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within ninety (90) days from the date of said agreement) to sell that portion of the New Securities with respect to which the Holder's Preemptive Right set forth in this Section 2 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Holders delivered pursuant to Section 2.3. In the event the Company has not sold all of such New Securities within such ninety (90) day period following the Election Period, or such ninety (90) day period following the date of said agreement, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Holders in the manner provided in this Section 2.

2.5 Expiration of Preemptive Rights. This right of first refusal granted under this Agreement shall expire upon, and shall not be applicable to, the closing of the Initial Public Offering.

SECTION 3

INFORMATION AND INSPECTION RIGHTS

3.1 Basic Financial Information and Inspection Rights. For so long as any shares of Preferred Stock remain outstanding, the Company shall furnish the Holders of Preferred Stock with: (i) audited annual financial statements within 120 days following year-end; (ii) unaudited quarterly financial statements within 45 days following quarter-end; and (iii) annual business plans. The Company shall permit each Holder of Preferred Stock, at such Holder's own expense, to visit and inspect the Company's properties, examine its books of account and records, and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may reasonably be requested by such Holder. All rights granted pursuant to this Section 3.1 shall terminated upon an Initial Public Offering.

3.2 Confidentiality. The Company shall not be required to comply with any information rights of Section 3.1 in respect of the Holder of any Preferred Stock whom the Company reasonably determines to be a competitor or an officer, employee, director or equity holder of a competitor of the Company. Each Holder of Preferred Stock acknowledges and agrees that the information received by them pursuant to this Section 3 may be confidential and shall be for its use only, and it will not use such confidential information or reproduce, disclose or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information, and its attorneys), except in connection with the exercise of rights under this Agreement, unless the Company has made such information available to the public generally.

SECTION 4

RIGHT OF FIRST REFUSAL

4.1 General. Before a Seller may Transfer any shares of Common Stock, Seller must comply with the provisions of this Section 4. Each Holder hereby represents and warrants to the Company and the other Holders that he, she or it is the sole legal and beneficial owner of his, her or its shares of Common Stock and, subject to any restrictions imposed under the Company's certificate of incorporation or bylaws, that no other person or entity has any interest (other than a community property interest) in such shares of Common Stock.

4.2 Notice of Proposed Transfer. Prior to any Seller Transferring any of his, her or its shares of Common Stock, Seller shall deliver to the Company and each Holder a written notice (the "***Transfer Notice***") in substantially the form attached hereto as Exhibit B, stating: (i) Seller's *bona fide* intention to Transfer such shares of Common Stock; (ii) the name, address and phone number of each proposed purchaser or other transferee (each, a "***Proposed Transferee***"); (iii) the aggregate number of shares of Common Stock proposed to be Transferred to each Proposed Transferee (the "***Offered Shares***"); (iv) the *bona fide* cash price or, in reasonable detail, other consideration for which Seller proposes to Transfer the Offered Shares (the "***Offered Price***"); and (v) the Company and each Holder's right to exercise its Rights of First Refusal with respect to the Offered Shares.

4.3 Exercise by the Company.

(a) For a period of twenty (20) days (the "***Initial Exercise Period***") after the last date on which the Transfer Notice is, pursuant to Section 4.2, deemed to have been delivered to the Company and the

Holders, the Company shall have the right to purchase all or any part of the Offered Shares on the terms and conditions set forth in this Section 4 (in addition to the rights of the Holders in this Section 4, the "***Rights of First Refusal***"). In order to exercise its right hereunder, the Company must deliver written notice to Seller within the Initial Exercise Period. In the event that the Company's Board of Directors determines, in its sole discretion, that the Company is prohibited by law or by contract from exercising the Company's Rights of First Refusal, the Company may specify another person or entity who shall not be a current shareholder of the Company and who shall be unanimously approved by the Board of Directors, excluding any board member who is also a Seller, as its designee to purchase such Offered Shares.

(b) Upon the earlier to occur of (i) the expiration of the Initial Exercise Period or (ii) the time when Seller has received written confirmation from the Company regarding its exercise of its Rights of First Refusal, the Company shall be deemed to have made its election with respect to the Offered Shares, and the shares for which a Holder may exercise his, her, or its Rights of First Refusal (as described below) shall be correspondingly reduced, if appropriate.

4.4 Initial Exercise by the Holders.

(a) Subject to the limitations of this Section 4.4, during the Initial Exercise Period, the Holders shall have the right to elect to purchase, in the aggregate, all or any part of the Offered Shares not purchased by the Company pursuant to Section 4.3 (the "***Remaining Shares***") on the terms and conditions set forth in the Transfer Notice. In order to exercise their rights hereunder, such Holder(s) must provide written notice delivered to Seller within the Initial Exercise Period. In the event more than one Holder elects to exercise such right, each Holder shall have the right to purchase a number of Offered Shares equal to the product of (A) the total number of Offered Shares not otherwise purchased by the Company, multiplied by (B) a fraction the numerator of which is the number of Shares held by such Holder and the denominator of which is the number of Shares held by all of the Holders providing notice of their intent to purchase Offered Shares within the Initial Exercise Period.

(b) Within five (5) days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and the Holder(s) specifying the number of Offered Shares to be purchased by the Company and the Holder(s) exercising their Right of First Refusal (the "***ROFR Confirmation Notice***").

4.5 Purchase Price. The purchase price for the Offered Shares to be purchased by the Company or by the Holder(s) exercising his, her, or its Rights of First Refusal under this Agreement will be the Offered Price, and will be payable as set forth in Section 4.6. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Directors of the Company in good faith, which determination will be binding upon the Company, the Holder(s) and Seller, absent fraud or error.

4.6 Closing; Payment. Subject to compliance with applicable state and federal securities laws, the Company and the Holder(s) exercising their Rights of First Refusal shall effect the purchase of all or any portion of the Offered Shares, including the payment of the purchase price, within ten (10) days after the delivery of the ROFR Confirmation Notice (the "***Right of First Refusal Closing***"). Payment of the purchase price will be made, at the option of the party exercising its Rights of First Refusal, (i) in cash (by check), (ii) by wire transfer or (iii) by cancellation of all or a portion of any outstanding indebtedness of Seller to the Company or the Holder, as the case may be, or (iv) by any combination of the foregoing. At such Right of First Refusal Closing, Seller shall deliver to each of the Company and the Holder(s) exercising their Rights of First Refusal, one or more certificates, properly endorsed for transfer, representing such Offered Shares so purchased.

SECTION 5

RIGHT OF CO-SALE

5.1 Exercise by Eligible Holder.

(a) Subject to the limitations of this Section 5.1, to the extent that the Company and any Holder do not exercise their respective Rights of First Refusal with respect to all or any part of the Offered Shares or the Remaining Shares, as applicable, pursuant to Section 4, then, any Holder who has not exercised their Right of First Refusal (the "***Co-Sale Eligible Holder***") shall have the right to participate in such sale of the Offered Shares which are not being purchased by the Company or any Holder pursuant to their respective Rights of First Refusal ("***Residual Shares***"), on the same terms and conditions as specified in the Transfer Notice, to the extent described in Section 4.2 (the "***Rights of Co-Sale***"). To exercise their rights hereunder, a Co-Sale Eligible Holder (each, a "***Selling Holder***") must have provided a written notice to Seller within the Initial Exercise Period indicating the number of shares it holds that it wishes to sell pursuant to this Section 5.1.

(b) Each Selling Holder will be entitled to sell up to its pro rata share of the Residual Shares, which shall be equal to the product obtained by multiplying (x) the number of Residual Shares by (y) a fraction, (i) the numerator of which shall be the number of shares of Common Stock (assuming conversion of all Convertible Securities into Common Stock) held on the date of the Transfer Notice by such Selling Holder and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Convertible Securities into Common Stock) held on the date of the Transfer Notice by Seller and all Selling Holders ("***Pro Rata Co-Sale Share***").

(c) Within ten (10) days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Selling Holder specifying the number of Residual Shares to be sold by such Selling Holder exercising its Right of Co-Sale (the "***Co-Sale Confirmation Notice***").

(d)

5.2 Closing; Consummation of the Co-Sale. Subject to compliance with applicable state and federal securities laws, the sale of the Residual Shares by each Selling Holder shall occur within ten (10) days after delivery of the Co-Sale Confirmation Notice (the "***Co-Sale Closing***"). If a Selling Holder exercised the Right of Co-Sale in accordance with this Section 5.2, then such Selling Holder shall deliver to Seller at or before the Co-Sale Closing, one or more certificates, properly endorsed for Transfer, representing the number of Residual Shares to which the Selling Holder is entitled to sell pursuant to this Section 5.2. At the Co-Sale Closing, Seller shall cause such certificates or other instruments to be Transferred and delivered to the Transferee pursuant to the terms and conditions specified in the Transfer Notice, and Seller will remit, or will cause to be remitted, to the Selling Holder, at the Co-Sale Closing, that portion of the proceeds of the Transfer to which the Selling Holder is entitled by reason of such Selling Holder's participation in such Transfer pursuant to the Right of Co-Sale.

5.3 Exclusion from Co-Sale Right. For purposes of clarity, the Rights of Co-Sale shall not apply with respect to Common Stock sold or to be sold to any Selling Holder or the Company pursuant to the Right of First Refusal as set forth in Section 4.

5.4 Multiple Series, Class or Type of Stock. If the Offered Shares consist of more than one series, class or type of security, Seller has the right to Transfer hereunder each such series, class or type.

5.5 Seller's Right to Transfer. If any of the Offered Shares remain available after the exercise of all Rights of First Refusal and all Rights of Co-Sale, then the Seller shall be free to Transfer any such

remaining shares to the Proposed Transferee at the Offered Price or a higher price in accordance with the terms set forth in the Transfer Notice; *provided, however,* that if the Offered Shares are not so Transferred during the ninety (90) day period following the deemed delivery of the Transfer Notice, then Seller may not Transfer any of such remaining Offered Shares without complying again in full with the provisions of this Agreement.

SECTION 6

ELECTION OF DIRECTORS

6.1 Voting. During the term of this Agreement, each Holder agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) those individuals designated by Katrina Spade from time to time (the "***Board Designees***") as the sole members of the Company's Board of Directors.

6.2 Current Board Designees. For purposes of this Agreement, the initial Board Designees shall be Katrina Spade, Leslie Christian, and Sara Moorehead.

6.3 Changes in Board Designees. From time to time during the term of this Agreement, Katrina Spade may, in her sole discretion:

(a) notify the Company in writing of an intention to remove from the Company's board of directors any incumbent Board Designee; or

(b) notify the Company in writing of an intention to select a new Board Designee for election to a board seat (whether to replace a prior Board Designee or to fill a vacancy in such board seat).
In the event of such an initiation of a removal or selection of a Board Designee under this Section, the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate stockholders, and the Holders shall vote their shares to cause: (a) the removal from the Company's Board of Directors of the Board Designee or Board Designees so designated for removal; and (b) the election to the Company's board of directors of any new Board Designee or Board Designees so designated.

6.4 Size of the Board of Directors. During the term of this Agreement, each Holder agrees to vote all Shares to maintain the authorized number of members of the Board of Directors of the Company at three (3) directors.

6.5 Chairperson; Designating Officers; Reimbursement. The chairperson of the Board of Directors, if any, shall be designated by the majority vote of the directors. A majority of the Board of Directors shall be authorized to designate the officers of the Company. All directors shall be entitled to be reimbursed by the Company for their respective reasonable out-of-pocket costs and expenses incurred in the course of their services as such, including travel expenses.

6.6 No Liability for Election of Recommended Director. None of the Holders and no officer, director, stockholder, partner, employee or agent of any Holder makes any representation or warranty as to the fitness or competence of the nominee of any Holder hereunder to serve on the board of directors by virtue of such Holder's execution of this Agreement or by the act of such Holder in voting for such nominee pursuant to this Agreement.

SECTION 7

CONDITIONS TO TRANSFERS

7.1 Agreement Applies to Transferee. Any transferee of Shares shall be required to become a party to this Agreement, by executing (together with such party's spouse, if applicable) an Adoption Agreement in the form attached hereto as Exhibit A. If any party acquires Shares from a Holder, notwithstanding such Person's failure to execute an Adoption Agreement in accordance with the preceding sentence (whether such transfer resulted by operation of law or otherwise), such party and such Shares shall be subject to this Agreement as if such Shares were still held by the transferor.

7.2 Condition to Transfer; Waiver. No Shares may be transferred by a Holder unless the transferee first delivers to the Company, at such Holder's sole cost and expense, evidence reasonably satisfactory to the Company (such as an opinion of counsel) to the effect that such transfer is not required to be registered under the Securities Act of 1933, as amended.

7.3 Restrictive Legend. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO AND MAY ONLY BE SOLD, DISPOSED OF OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH CERTAIN VOTING REQUIREMENTS, RIGHTS OF FIRST REFUSAL, AND RIGHTS OF CO-SALE AS SET FORTH IN THAT CERTAIN STOCKHOLDER AGREEMENT AMONG THE ISSUER OF THESE SHARES AND CERTAIN OF ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER OF THE SHARES."

SECTION 8

MISCELLANEOUS

8.1 Termination. This Agreement shall terminate upon the earlier of: (i) a Change of Control Transaction, (ii) an Initial Public Offering or (iii) the agreement of the Holders of at least a majority of all outstanding Common Stock and a majority of all outstanding Preferred Stock (voting as separate classes).

8.2 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to a Holder) or otherwise delivered by hand, messenger or courier service addressed:

(a) if to a Holder, to the Holder's address, facsimile number or electronic mail address as shown in the exhibits to this Agreement or in the Company's records, as may be updated in accordance with the provisions hereof, or, until any such Holder so furnishes an address, facsimile number or electronic mail address to the Company, then to the address, facsimile number or electronic mail address of the last holder of the relevant Shares for which the Company has contact information in its records; or

(b) if to the Company, to the attention of the President of the Company at 202 13th Avenue East, Seattle, Washington 98102, or at such other address as the Company shall have furnished to the Holders, with a copy to Michael W. Moyer, Baker & Hostetler LLP, 999 Third Avenue, Suite 3600, Seattle, Washington 98104. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered, or (ii) if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a

regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent by facsimile, upon confirmation of facsimile transfer or, if sent by electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address. In the event of any conflict between the Company's books and records and this Agreement or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

8.3 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties. The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Holder hereunder.

8.4 Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Washington as applied to agreements entered into among Washington residents to be performed entirely within Washington, without regard to principles of conflicts of law.

8.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

8.6 Further Assurances. Each party agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

8.7 Entire Agreement. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

8.8 No Grant of Proxy. This Agreement does not grant any proxy and should not be interpreted as doing so. Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

8.9 Specific Performance. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

8.10 Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by (i) the Company and (ii) Holders representing a majority of the Common Stock issued or issuable upon conversion of the then-outstanding Preferred Stock (voting together as a single class); *provided that*; updating Schedule I to include any Holder(s) who has executed an Adoption Agreement shall not be deemed to be an amendment.

8.11 No Waiver. The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party's right to assert any other legal remedy available to it.

8.12 Jurisdiction and Venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in King County, Washington (or in the event of exclusive federal jurisdiction, the courts of the United States District Court Western District of Washington).

8.13 Attorney's Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

8.14 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

8.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

8.16 Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

8.17 Consent of Spouse. If any Holder is married on the date of this Agreement, such Holder's spouse shall execute and deliver a consent of spouse on the signature page hereto ("***Consent of Spouse***"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Holder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any Holder should marry or remarry subsequent to the date of this Agreement, such Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

(*signature pages follow*)

The parties are signing this Stockholder Agreement as of the date stated in the introductory clause.

RECOMPOSE, PBC,
a Delaware public benefit corporation

By: ______________________________

Name: ______________________________

Title: ______________________________

The parties are signing this Stockholder Agreement as of the date stated in the introductory clause.

HOLDER:

____
(Print Holder name)

____
(Signature)

____
(Print name of signatory, if signing for an entity)

____
(Print title of signatory, if signing for an entity)

I, ____________________, spouse of the Holder indicated above, acknowledge that I have read this Stockholder Agreement and am knowledgeable of its contents. I am aware that the Stockholder Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein. I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Stockholder Agreement shall be irrevocably bound by the Stockholder Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Stockholder Agreement. I am aware that the legal, financial and related matters contained in the Stockholder Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Stockholder Agreement. I have either sought such guidance or counsel or determined after reviewing the Stockholder Agreement carefully that I will waive such right.

SPOUSE:

____
(Print Spouse name)

____
(Signature)

____
(Date)

SCHEDULE I

HOLDERS

Updated _________ ___, ____

Name of Holder	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Series A-3 Preferred Stock	Common Stock
Total				

EXHIBIT A TO STOCKHOLDER AGREEMENT

Adoption Agreement

This Adoption Agreement (this "***Adoption Agreement***") is executed as of __________ ___, 20__, pursuant to the terms of that certain Stockholder Agreement, dated as of April 30, 2019, among Recompose, PBC (the "***Company***" and its stockholders), and the Schedules and Exhibits thereto, as amended or restated from time to time, a copy of which is attached hereto (the "***Agreement***"), by the transferee ("***Transferee***") executing this Adoption Agreement. By the execution of this Adoption Agreement, the Transferee agrees as follows:

1. **Acknowledgment.** Transferee acknowledges that Transferee is acquiring [ ] shares of the Company's capital stock (the "***Shares***") subject to the terms and conditions of the Agreement. Capitalized terms used herein without definition are defined in the Agreement and are used herein with the same meanings set forth therein.

2. **Agreement.** Transferee (a) agrees that the Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement as "Shares" and (b) hereby joins in, and agrees to be bound by, the Agreement (including the Exhibits) with the same force and effect as if the Transferee were originally a party thereto.

3. **Notice.** Any notice required by the Agreement shall be given to Transferee at the address listed beside Transferee's signature below.

4. **Joinder.** The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse's best interests, and to bind such spouse's community interest, if any, in the Shares to the terms of the Agreement.

TRANSFEREE:

By: ______________________________

Information for Notices:

____

____

____

Email Address: ____________________

SPOUSE OF TRANSFEREE:

By: ______________________________

EXHIBIT B TO STOCKHOLDER AGREEMENT

FORM OF
NOTICE OF SHARE TRANSFER

Notice of Transfer
I intend to transfer shares of Recompose, PBC's (the "***Company***") capital stock as indicated below (the "***Offered Shares***").
Notice of Rights
Pursuant to that certain Stockholder Agreement, dated as of April ___, 2019 (the "***Agreement***"), I write to inform you of your Right of First Refusal (each as defined in the Agreement) with respect to the Offered Shares. If you choose to do so, you may exercise these rights with respect to the Offered Shares by returning this notice to me, at the address below, with a copy to the Company. If you decline your right to do so, you do not need to return anything. Your failure to return this notice on a timely basis will indicate that you have declined to exercise your Right of First Refusal with respect to the Offered Shares.
Election

I exercise my Right of First Refusal ☐

I wish to (*circle one, not both*) buy ________ shares of ________ stock.

Description of Transfer
1. Type and aggregate number of shares to be transferred:
2. Type of transfer (*please check one*):
   - ☐ Sale
   - ☐ Other. Describe:
3. Proposed transferees:

Name and address	*Type, amount and price of shares*
1. [*insert name of proposed transferee*] [*insert address of proposed transferee*] [*insert phone number of proposed transferee*]	[*enter amount, type and price of shares*]
2. [*insert name of proposed transferee*] [*insert address of proposed transferee*] [*insert phone number of proposed transferee*]	[*enter amount, type and price of shares*]

4. Consideration:
   - Total cash consideration:
   - Total fair market value of non-cash consideration (if any) as of the date of the notice:
   - Describe any non-cash consideration in reasonable detail:

[***Specify applicable return dates for the notice***]**. There will be no extension of this deadline.**

[*Enter seller's name and address*]

EXHIBIT C

Recompose PBC Adoption Agreement

ADOPTION AGREEMENT

This Adoption Agreement (this "***Adoption Agreement***") is executed as of [EFFECTIVE DATE]__ pursuant to the terms of that certain Stockholder Agreement dated as of April 30, 2019 among the stockholders of Recompose, PBC (the "***Company***"), including the Schedules and Exhibits thereto, as amended or restated from time to time, a copy of which is attached hereto (the "***Stockholder Agreement***"), by the undersigned purchaser of the capital stock of the Company ("***Holder***") executing this Adoption Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1. **Acknowledgment.** Holder acknowledges that Holder is acquiring[SHARES] shares of the Company's Series CF-1 Preferred Stock (collectively, the "***Shares***") subject to the terms and conditions of that certain Subscription Agreement among the Company, Holder and other investors in the Company of even date herewith. Capitalized terms used herein without definition are defined in the Stockholder Agreement and are used herein with the same meanings set forth therein.

2. **Agreement.** Holder (a) agrees that the Shares acquired by Holder shall be bound by and subject to the terms of the Stockholder Agreement as "Shares" and (b) hereby joins in, and agrees to be bound by, the Stockholder Agreement (including the Exhibits) with the same force and effect as if the Holder were originally a party thereto.

3. **Notice.** Any notice required by the Stockholder Agreement shall be given to Holder at the address listed beside Holder's signature below.

4. **Joinder.** The spouse of the undersigned Holder, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse's best interests, and to bind such spouse's community interest, if any, in the Shares to the terms of the Agreement.

HOLDER:

NAME:

By: Investor Signature________

SPOUSE OF HOLDER (if applicable):

NAME:

By:____________________________